EXHIBIT 99.2

April 3, 2012

Subject     Consent of Author

I, Hassan Ghaffari, P.Eng., consent to the public filing of the technical report titled "Technical Report Tailings Retreatment Process Option Update", and dated March 12, 2012 (the "Technical Report") by Avino Silver and Gold Mines Limited.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, of Avino Silver and Gold Mines Limited.

I certify that I have read the news release being filed by Avino Silver and Gold Mines Limited and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 3rd day of April, 2012